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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Halifax Corporation

(Name of Issuer)

Common Stock $0.24 Par Value

(Title of Class of Securities)

405805 10 2

(CUSIP Number)

Nancy M. Scurlock
10575 NW Skyline Boulevard
Portland, Oregon 97231
503-735-1240

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 405805 10 2			Page 2 of 6 Pages

1.	Name of Reporting Person: The Estate of Arch C. Scurlock		I.R.S. Identification Nos. of above persons (entities only): 16-6537853

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐
Not applicable — this is a joint filing pursuant to Rule 13d-1(k)(1).

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Virginia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0

14.	Type of Reporting Person (See Instructions): OO

13D
CUSIP No. 405805 10 2			Page 3 of 6 Pages

1.	Name of Reporting Person: Nancy M. Scurlock		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐
Not applicable — this is a joint filing pursuant to Rule 13d-1(k)(1).

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Oregon

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 405805 10 2	13D	Page 4 of 6 Pages

Explanatory Note: Information set forth in this Explanatory Note and under each of the Items referenced below amends, supplements or supersedes, as the case may be, the information set forth in the Schedule 13D, as amended by Amendment No. 8, filed by the Estate of Arch C. Scurlock (the “Estate”) and Research Industries Incorporated (“RII”) with the Securities and Exchange Commission (“SEC”) on December 24, 2003. Amendment No. 8 was filed to report that RII is no longer subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to report the Estate’s beneficial ownership of Halifax Corporation (“Halifax”) common stock, par value $0.24 per share (“Halifax Common Stock”). This Amendment No. 9 is filed for three reasons:

(1) To include Nancy M. Scurlock (“Mrs. Scurlock”), as Executrix of the Estate, as a joint filer with the Estate (collectively, the Estate and Mrs. Scurlock are hereinafter referred to as the “Reporting Person”) pursuant to Rule 13d-5(a) under the Exchange Act.
(2) To correct the number of shares of Halifax Common Stock beneficially owned by the Reporting Person. Amendment No. 8 inadvertently failed to include 1,500 shares of Halifax Common Stock beneficially owned by the Estate and, therefore, incorrectly stated that the Estate was the beneficial owner of 784,422 shares of Halifax Common Stock. Instead, Amendment No. 8 should have stated that the Reporting Person was the beneficial owner of 785,922 shares of Halifax Common Stock.
(3) To report that the Reporting Person is no longer subject to the reporting requirements of Section 13(d) of the Exchange Act.

Item 2. Identity and Background

     The Estate was established for the purpose of distributing the assets of Arch C. Scurlock (“Mr. Scurlock”) pursuant to the terms of his will. The Estate is being probated in the Circuit Court of Arlington County, Virginia. Mrs. Scurlock, a citizen of the United States, is the Executrix of the Estate. Mrs. Scurlock is retired. Mrs. Scurlock’s address is set forth below:

10575 NW Skyline Boulevard
Portland, Oregon 97231

     To the Reporting Person’s knowledge, during the last five years, neither the Estate nor Mrs. Scurlock has been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Upon the Transfer Event (hereinafter defined), the Reporting Person no longer held any shares of Halifax Common Stock, and no longer had any voting or dispositive interests in any shares of Halifax Common Stock.

CUSIP No. 405805 10 2	13D	Page 5 of 6 Pages

Item 4. Purpose of Transaction.

     The Estate was established for the purpose of distributing the assets of Mr. Scurlock pursuant to the terms of his will. In accordance therewith, the Reporting Person disposed of all of its and her shares of Halifax Common Stock on October 18, 2004 (the “Transfer Event”). On such date, the 785,922 shares of Halifax Common Stock that the Reporting Person previously beneficially owned were transferred to The Arch C. Scurlock Trust.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Person ceased to be the beneficial owner of any shares of Halifax Common Stock upon the Transfer Event.

     (b) Upon the Transfer Event, the Reporting Person ceased to have any power to vote or to direct the vote and to dispose or to direct the disposition of any shares of Halifax Common Stock.

     (c) None.

     (d) The beneficiaries of the Estate may have had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities pursuant, and subject, to the terms of Mr. Scurlock’s will while held by the Estate. Any such right terminated when the securities were transferred from the Estate to the ACS Trust.

     (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Halifax Common Stock upon the Transfer Event.

Item 7. Material to be Filed as Exhibits.

     Exhibit A — Agreement between the Estate and Mrs. Scurlock regarding the filing of a joint statement as required by Rule 13d-1(k)(1).

CUSIP No. 405805 10 2	13D	Page 6 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 17, 2005	The Estate of Arch C. Scurlock
	By:	/s/ Nancy M. Scurlock
Nancy M. Scurlock, Executrix

Dated: March 17, 2005	/s/ Nancy M. Scurlock
Nancy M. Scurlock

Schedule 13D
Exhibit A

The Estate of Arch C. Scurlock
10575 NW Skyline Boulevard
Portland, Oregon 97231

Mrs. Nancy M. Scurlock
10575 NW Skyline Boulevard
Portland, Oregon 97231

     Arch C. Scurlock passed away on December 9, 2002, and all of his assets were transferred to The Estate of Arch C. Scurlock (the “Estate”), with Nancy M. Scurlock (“Mrs. Scurlock”) as Executrix. The Estate and Mrs. Scurlock have agreed to file their Schedules 13D with respect to their interests in Halifax Corporation jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. The purpose of this instrument is to acknowledge the agreement of the undersigned parties that the Schedule 13D (Amendment No. 9), to which this instrument is appended as Exhibit A, is filed on behalf of each of them.

Dated: March 17, 2005	The Estate of Arch C. Scurlock
	By:	/s/ Nancy M. Scurlock
Nancy M. Scurlock, Executrix

Dated: March 17, 2005	/s/ Nancy M. Scurlock
Nancy M. Scurlock